FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of           November                                 2004
                           --------------------------------       -----------
Commission File Number     000-51034
                           --------------------------------       -----------


                           ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


  7373 Cote Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                   Form 40-F     X
                         ------------                ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                         No      X
                    ------------                ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX

     Document
     --------

                  1. Amended Consolidated Unaudited Statements of Operations and Retained Earnings (Deficit) and Cash Flow of Air Canada and the Registrant for the three and nine month periods ended September 30, 2004 and September 30, 2003 and the Consolidated Unaudited Statement of Financial Position of the Registrant as at September 30, 2004, including a reconciliation of such financial statements to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F.

                                                                     Document 1

   AMENDED CONSOLIDATED FINANCIAL STATEMENTS OF ACE AVIATION HOLDINGS INC. -
                               SEPTEMBER 30, 2004




Consolidated Statement of Operations             No Change
and Retained Earnings (Deficit)

Consolidated Statement of Financial              No Change
Position

Consolidated Statement of Cash Flow              Amended to reflect transactions
(Predecessor Company)                            of Predecessor Company only, by
                                                 removing exit financing
                                                 transactions of the Successor
                                                 Company.

Consolidated Statement of Cash Flow              New statement disclosing exit
(Successor Company)                              financing transactions of the
                                                 Successor Company.

Note 17                                          New note containing
                                                 reconciliation to US GAAP.


ACE AVIATION HOLDINGS INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
-----------------------------------------------------------------------------------------------------------------------------

(in millions except per share figures) (unaudited)                          Predecessor Company - Air Canada (note 1)
                                                                   ----------------------------------------------------------
                                                                      Three Months Ended             Nine Months Ended
                                                                         September 30                   September 30
                                                                   --------------------------  ------------------------------
                                                                      2004          2003           2004            2003
                                                                   ------------  ------------  --------------  --------------
Operating revenues
    Passenger                                                       $    2,123     $   1,901      $    5,628      $    5,243
    Cargo                                                                  142           122             405             388
    Other                                                                  231           205             805             760
                                                                   ------------  ------------  --------------  --------------
                                                                         2,496         2,228           6,838           6,391
                                                                   ------------  ------------  --------------  --------------
Operating expenses
    Salaries, wages and benefits                                           630           657           1,989           2,195
    Aircraft                                                               462           324           1,174             963
    Aircraft                                                               157           257             521             799
    Airport and navigation fees                                            206           214             616             575
    Aircraft maintenance, materials and supplies                            80            75             265             305
    Communications and information technology                               73            92             236             295
    Food, beverages and supplies                                            98            92             264             258
    Depreciation, amortization and obsolescence                            114            89             312             272
    Commissions                                                             78            74             240             214
    Other                                                                  355           337           1,101           1,122
                                                                   ------------  ------------  --------------  --------------
                                                                         2,253         2,211           6,718           6,998
                                                                   ------------  ------------  --------------  --------------

Operating income (loss) before reorganization                              243            17             120            (607)
    and restructuring items
    Reorganization and restructuring items (note 6)                       (313)         (273)           (871)           (490)

Non-operating income (expense)
    Interest                                                                 2             6               6              21
    Interest expense                                                       (62)          (18)           (169)            (96)
    Interest capitalized                                                     -             -               -               4
    Loss on sale of and provisions on assets (note 7)                      (62)           (1)            (75)            (50)
    Other                                                                  (11)           (7)            (10)            (29)
                                                                   ------------  ------------  --------------  --------------
                                                                          (133)          (20)           (248)           (150)
                                                                   ------------  ------------  --------------  --------------

Loss before foreign exchange on non-compromised
   long-term monetary items and income taxes                              (203)         (276)           (999)         (1,247)

Foreign exchange gain                                                      123            16             106             144
                                                                   ------------  ------------  --------------  --------------

Loss before income taxes                                                   (80)         (260)           (893)         (1,103)

Recovery of (provision for) income taxes                                    (1)           (3)             (2)              4
                                                                   ------------  ------------  --------------  --------------

Loss for the period                                                    $   (81)       $ (263)           (895)         (1,099)

                                                                   ============  ============

Plan of arrangement and fresh start reporting (note 5)                                                 6,042               -

Deficit, beginning of period                                                                          (5,147)         (3,280)
                                                                                               --------------  --------------

Deficit, end of period                                                                             $       -     $    (4,379)
                                                                                               ==============  ==============

Loss per share
    - Basic and diluted                                             $    (0.67)   $    (2.18)      $   (7.45)    $     (9.14)
                                                                   ============  ============  ==============  ==============

The accompanying notes are an integral part of the consolidated financial statements




ACE AVIATION HOLDINGS INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------------

(in millions) (unaudited)                                                       Successor
                                                                                 Company        Predecessor
                                                                                (note 5)          Company
                                                                              --------------  --------------
                                                                               September 30    December 31
                                                                              --------------  --------------
                                                                                  2004            2003
                                                                              --------------  --------------
ASSETS

Current
    Cash and cash equivalents                                                   $     1,939      $      670
    Restricted cash                                                                      62             157
    Accounts receivable                                                                 732             502
    Spare parts, materials and supplies                                                 202             211
    Prepaid expenses                                                                    140             171
                                                                              --------------  --------------
                                                                                      3,075           1,711

Property and equipment (note 7)                                                       3,665           1,700

Deferred charges                                                                        111           2,340

Goodwill                                                                                  -             510

Intangible assets (note 8)                                                            1,875             164

Other assets                                                                            106             485
                                                                              --------------  --------------
                                                                                   $  8,832        $  6,910
                                                                              ==============  ==============

LIABILITIES

Liabilities not subject to compromise

  Current
   Accounts payable and accrued liabilities                                     $     1,315     $     1,508
   Advance ticket sales                                                               1,129             721
   Current portion of long-term debt and capital lease obligations                      239             173
                                                                              --------------  --------------
                                                                                      2,683           2,402

  Long-term debt and capital lease obligations (note 9)                               2,551             332

  Convertible preferred shares (note 11)                                                127               -

  Future income taxes                                                                   434              11

  Pension and other benefit liabilities (note 14)                                     2,368             964

  Other long-term liabilities                                                         1,280             679

  Deferred credits                                                                        -           1,364
                                                                              --------------  --------------
                                                                                      9,443           5,752

Liabilities subject to compromise                                                         -           5,313
                                                                              --------------  --------------
                                                                                      9,443          11,065
                                                                              --------------  --------------

SHAREHOLDERS'  EQUITY

Share capital and other equity (note 11)                                               (611)            967

Contributed surplus                                                                       -              25

Deficit                                                                                   -          (5,147)
                                                                              --------------  --------------
                                                                                      (611)          (4,155)
                                                                              --------------  --------------

                                                                                   $  8,832        $  6,910
                                                                              ==============  ==============

The accompanying notes are an integral part of the consolidated financial statements



ACE AVIATION HOLDINGS INC.
CONSOLIDATED STATEMENT OF CASH FLOW - AMENDED
-----------------------------------------------------------------------------------------------------------------------------

(in millions) (unaudited)

                                                                           Predecessor Company - Air Canada (note 1)
                                                                   ----------------------------------------------------------
                                                                      Three Months Ended            Nine Months Ended
                                                                         September 30                  September 30
                                                                   --------------------------  ------------------------------
Cash flows from (used for)                                            2004          2003           2004            2003
                                                                   ------------  ------------  --------------  --------------

Operating
    Loss for the period                                            $      (81)    $    (263)    $    (895)      $   (1,099)

    Adjustments to reconcile to net cash provided by operations
          Reorganization and restructuring items (note 6)                 281           255           786              458
          Depreciation, amortization and obsolescence                     114            89           312              272
          Loss on sale of and provisions on assets (note 7)                62             1            75               50
          Foreign exchange                                               (123)          (16)         (106)            (144)
          Future income taxes                                               1            (1)           (5)             (15)
          Employee future benefit funding less than expense                23            71            98              212
          Decrease (increase) in accounts receivable                      (15)            6          (191)              45
          Decrease (increase) in spare parts, materials
              and supplies                                                 (7)           (1)            -               52
          Increase (decrease) in accounts payable and
              accrued liabilities                                          49           (82)           34              135
          Increase (decrease) in advance ticket sales, net
              of restricted cash                                         (138)         (143)          196               23
          Aircraft lease payments (in excess of) less than
              rent expense                                                 (3)           90           (31)             285
          Other                                                            20            21            87             (115)
                                                                   ------------  ------------  --------------  --------------
                                                                          183            27           360              159
                                                                   ------------  ------------  --------------  --------------
Financing (note 9)
    Drawdown on GE DIP financing                                            -             -           300                -
    Aircraft related  borrowings                                          116             -           233                -
    Credit facility borrowings                                              -             -            80              315
    Reduction of long-term debt and capital lease obligations             (49)          (64)         (358)            (132)
    DIP financing fees                                                      -             -             -              (62)
    Other                                                                  (2)          (12)           (2)               4
                                                                   ------------  ------------  --------------  --------------

                                                                           65           (76)          253              125
                                                                   ------------  ------------  --------------  --------------

Investing
    Additions to property and equipment                                  (142)           (9)         (328)             (78)
    Proceeds from sale of assets                                            1            30             2               44
    Investments and advances                                                -             -             -                2
                                                                   ------------  ------------  --------------  --------------
                                                                         (141)           21          (326)             (32)
                                                                   ------------  ------------  --------------  --------------

Increase (decrease) in cash and cash equivalents                          107           (28)          287              252

Cash and cash equivalents, beginning of period                            850           838           670              558

Cash and cash equivalents transferred
   to the Successor Company                                              (957)            -          (957)               -
                                                                   ------------  ------------  --------------  --------------

Cash and cash equivalents, end of period                                $   -        $  810        $    -         $    810
                                                                   ============  ============  ==============  ==============



Cash payments of interest                                              $   41        $    9         $   131        $    79
                                                                   ============  ============  ==============  ==============
Cash payments of income taxes                                          $    -        $    -         $    -         $     2
                                                                   ============  ============  ==============  ==============

The accompanying notes are an integral part of the consolidated financial statements




ACE AVIATION HOLDINGS INC.
CONSOLIDATED STATEMENT OF CASH FLOW - AMENDED
------------------------------------------------------------------------------------------------------------------------

(in millions) (unaudited)

                                                                               Successor Company - ACE (note 1)
                                                                   -----------------------------------------------------
                                                                      Three Months Ended            Nine Months Ended
                                                                         September 30                 September 30
Cash flows from (used for)                                                   2004                         2004
                                                                   --------------------------    -----------------------

Operating
    Settlement of lease obligations (note 2)                        $    (290)                   $     (290)
    Rebate on lease settlement                                             33                            33
    Take out fee on notes and warrants (note 2)                           (45)                          (45)
    Fees conditional on emergence                                         (12)                          (12)
                                                                   ------------                --------------
                                                                         (314)                         (314)
                                                                   ------------                --------------
Investing
    Cash collaterization of lines of credit (note 2)                      (21)                          (21)
                                                                   ------------                --------------

Financing (note 2 and 5)
    Drawdown of exit financing                                            527                           527
    Repayment of GE DIP financing                                        (300)                         (300)
    Preferred shares issued to Cerberus for cash                          238                           238
    Shares issued for cash under Rights Offering                          852                           852
                                                                   ------------                --------------
                                                                        1,317                         1,317
                                                                   ------------                --------------

Increase in cash and cash equivalents                                     982                           982

Cash and cash equivalents
  transferred from the Predecessor Company                                957                           957
                                                                   ------------                --------------

Cash and cash equivalents, end of period                               $ 1,939                      $  1,939
                                                                   ============                ==============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(currencies in millions)

THIRD QUARTER 2004

1.   Nature of Operations

ACE Aviation Holdings Inc. ("ACE") was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement ("the Plan") as further described in note 2.

In accordance with the implementation of the Plan involving Air Canada, as the predecessor company, and certain subsidiaries, pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA"), on September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. In addition to Aeroplan Limited Partnership ("Aeroplan"), Jazz Air Inc. ("Jazz"), Destina.ca Inc. ("Destina") and Touram Inc. ("Air Canada Vacations"), which were already established as separate legal entities, Air Canada Technical Services ("ACTS"), Air Canada Cargo, Air Canada Groundhandling and AC Online were established as separate legal entities. Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the Canada-U.S. market as well as in the Canada-Europe, the Canada-Pacific, Canada-Caribbean and Canada-Latin America markets. Supporting the airline business, the Corporation also provides airline related services. ACTS provides aircraft and engine maintenance services to third parties. Aeroplan, Air Canada's loyalty program, rewards members both for flying on Air Canada and its airline partners, and for purchasing services from other program participants. Air Canada Vacations, a Canadian tour operator, provides packaged vacation solutions. Destina.ca provides online travel services. ACE also provides cargo and ground handling services to airlines and other customers through Air Canada Cargo and Air Canada Groundhandling respectively.

2.   The Plan and Other Restructuring Arrangements

The Plan

As described in note 1 to the 2003 annual consolidated financial statements of Air Canada, on April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under CCAA. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings covered Air Canada and the following of its wholly-owned subsidiaries: Jazz, ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan, Air Canada Vacations, Maple Leaf Holdings USA Inc. and Destina were not included in the filings. During the proceedings, the Applicants continued to operate under Court protection.

On August 17, 2004, the creditors approved the Plan and on August 23, 2004, the Plan was confirmed pursuant to an order of the Court. The Plan was implemented through a series of steps which were completed on September 30, 2004. Accordingly, on September 30, 2004, the Applicants emerged from the CCAA and US proceedings and ACE became the parent company of Air Canada and various subsidiaries.

The confirmed plan provided for the following:

     o A corporate reorganization of Air Canada and its subsidiaries into separate business units resulting in the following subsidiaries of
          ACE: Air Canada, Aeroplan LP, Air Canada Jazz LP, Destina.ca Inc., Touram Inc., Air Canada Technical Services LP, Air Canada Cargo LP Air Canada Groundhandling LP, AC Online LP, Air Canada Capital Ltd. and Maple Leaf Holdings USA Inc.

     o The affected unsecured creditors' claims accepted, amounting to approximately $8,094, were settled, compromised and released in exchange for 38,569,635 shares in ACE and rights to acquire further shares pursuant to a rights offering (the "Rights Offering"). In accordance with the Plan, 7,680,365 shares are being held in escrow pending resolution of disputed unsecured claims. As of October 31, 2004, $571 of disputed unsecured claims remained unresolved. As claims are resolved, the disbursing agent will distribute the shares in accordance with the provisions of the Plan. None of these shares held in escrow will return to ACE or any of its subsidiaries.

     o All issued and outstanding options of Air Canada, including the conversion feature in the convertible subordinated debentures, and warrants were cancelled without payment or consideration.

     o Holders of Air Canada's Class A non-voting common shares received a nominal number of ACE Class A Variable Voting Shares and holders of Air Canada's common shares received a nominal number of ACE Class B Voting Shares representing approximately 0.01% of the fully diluted equity of ACE. In total, 10,104 shares were issued to the holders of Air Canada's common shares.

     o Air Canada's Class A Convertible Participating Non-Voting Convertible Preferred Shares (Series 1) were converted into Air Canada Redeemable Shares which were redeemed for an aggregate consideration of one dollar.

Global Restructuring Agreement

The Global Restructuring Agreement ("GRA") with General Electric Capital Corporation and its affiliates ("GECC") became effective on September 30, 2004.

Under the GRA, leases related to 106 operating, parked and undelivered aircraft were restructured resulting in a reduction of lease rates for 47 aircraft, termination of obligations for 20 parked aircraft, the cancellation of four future aircraft lease commitments and the restructuring of the overall obligations with respect to six aircraft.

As described in note 2 to the 2003 annual consolidated financial statements of Air Canada, on September 30, 2004, Air Canada acquired two previously leased aircraft from GECC for an aggregate amount of $353. GECC provided financing in the amount of $63. Terms and conditions of these loans are set out in note 9. The difference of $290 was paid to GECC on September 30, 2004, under the terms of the GRA. This one-time payment of $290 has been classified as a cash flow used for the operating activities of ACE.

GECC provided ACE with an Exit Facility in the amount of $540 before fees of $13. The terms and conditions of this Exit Facility are set out in note 9. Cash proceeds received under the Exit Facility have been reduced by the amount drawn under the DIP Loan Agreement as at September 30, 2004 of $300. In addition, ACE provided cash collateralization of certain outstanding letters of credit totaling $21. This amount is recorded under other assets. ACE further paid an amount of $45 to GECC in consideration for damages suffered by GECC under certain leases. As a result of this payment, the warrants as outlined in the GRA were not issued. This amount has been charged to the deficit of ACE.

Rights Offering and Standby Purchase Agreement

As part of the Plan, the affected unsecured creditors were entitled to subscribe for up to 42,500,000 ACE Class B Voting Shares and/or ACE Class A Variable Voting Shares or approximately 42.06% of the Fully Diluted Equity of ACE as of September 30, 2004 pursuant to the Rights Offering. In accordance with a Standby Purchase Agreement (the "Standby Purchase Agreement") entered into with Deutsche Bank Securities Inc. ("DB"), ACE completed the issuance of 42,500,000 shares under its rights offering for proceeds of $865 before fees of $13. As at September 30, 2004, DB and its participants had acquired, as standby purchasers, 9,829,339 Class A Variable Voting Shares relating to unexercised rights.

Investment Agreement

In accordance with the Investment Agreement (the "Investment Agreement") with Cerberus ACE Investment, LLC and Promontoria Holding III B.V., affiliates of Cerberus Capital Management L.P. (collectively, "Cerberus"), ACE issued 12,500,000 Convertible Preferred Shares for an aggregate consideration of $250 before fees of $12. See note 11 for further details related to the Convertible Preferred Shares. The proceeds of the Investment Agreement were used, in part, to pay an amount of $45 to GECC as described above.

Pension Plan Arrangements

On September 30, 2004, with the agreement of the Office of the Superintendent of Financial Institutions, Air Canada issued a series of subordinated security promissory notes in the aggregate amount of approximately $347 in favour of its pension plan sponsors. See note 14 for further details on these notes.

Claims Status

By order of the Court on September 18, 2003, the Applicants established procedures for affected creditors and other prescribed parties to file claims against the Applicants arising from obligations incurred prior to April 1, 2003, and any claim arising on or after April 1, 2003 as a result of the restructuring, repudiation or termination of any contract, lease, employment agreement, collective agreement or other agreement.

As is typical in reorganization cases, there are significant differences between amounts filed by affected creditors and amounts of claims accepted through the claims resolution process. Total claims remaining in dispute amount to $571 as at October 31, 2004.

3.   Basis of Presentation

The consolidated balance sheet as of September 30, 2004 includes the accounts of ACE and its subsidiaries. The consolidated balance sheet as of December 31, 2003 includes the accounts of Air Canada and its subsidiaries. The consolidated statement of operations for the three months and nine months ended September 30, 2004 and 2003 reflect the results of operations of Air Canada and its subsidiaries as well as the results of operations for ACE on September 30, 2004. The consolidated statement of cash flow for the three and nine months ended September 30, 2004 and 2003 reflect the cash flows of Air Canada and its subsidiaries as well as cash flows of ACE on September 30, 2004 on implementation of the Plan.

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities, ACE adopted fresh start reporting on September 30, 2004. References in these consolidated financial statements and notes thereto to "Predecessor Company" refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on September 30, 2004. See note 5 for information related to fresh start reporting.

For the period from April 1, 2003 through to September 30, 2004, while Air Canada and certain of its subsidiaries operated under CCAA proceedings, the Predecessor Company followed accounting policies, including disclosures, applicable to entities under creditor protection. In addition to generally accepted accounting principles applicable in Canada, the Predecessor Company applied the guidance in American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SoP 90-7). Accordingly, revenues, expenses (including professional fees), realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business were reported separately as reorganization items. In addition, the consolidated balance sheet of the Predecessor Company distinguished between liabilities subject to compromise and post-filing liabilities. Liabilities subject to compromise were reported at the amounts expected to be allowed, even if they were settled for lesser amounts.

4.   Accounting Policies

The financial statements of the Successor and Predecessor Companies are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting policies ("GAAP").

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP applicable to a going concern, which assumes that the Successor Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

These interim financial statements for the Successor and Predecessor Companies do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the audited financial statements of Air Canada for the year ended December 31, 2003.

Except for the following, the unaudited interim consolidated financial statements are based on the accounting policies consistent with those used by Air Canada and disclosed in note 2 to the 2003 annual consolidated financial statements of Air Canada.

Basis of Valuation

All assets and liabilities, except for future income taxes, are reported at fair values as further described in note 5. In addition, the estimated useful lives of certain assets were also adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

Intangible Assets

As a result of the application of fresh start reporting, significant values related to intangible assets have been recorded over those previously carried. Therefore, the related accounting policy previously described in note 2w to the 2003 annual consolidated financial statements of Air Canada is expanded upon as below.

Intangible assets are carried at their established estimated fair values at September 30, 2004. Indefinite life assets are not amortized while assets with finite lives are amortized to nil over their estimated useful lives.

                                                         Estimated Useful Life
                                                         ---------------------
International airport slots and route rights             Indefinite
Air Canada trade name                                    Indefinite
Aeroplan trade name                                      Indefinite
Other marketing based trade names                        Indefinite
Aeroplan contracts                                       30 years
Star Alliance membership                                 25 years
Other contract and customer based                        Up to 15 years
Technology based                                         Up to 10 years


Hedging Relationships

Accounting Guideline 13 - Hedging Relationships (AcG 13), as issued and amended by the Canadian Institute of Chartered Accountants ("CICA"), has been adopted by the Predecessor Company beginning January 1, 2004. The new guideline concerns the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting. The guideline establishes the conditions that need to be met before hedge accounting can be applied and also establishes the requirement for the testing of hedge effectiveness throughout the term of the hedging relationship. AcG 13 is not intended to specify how hedge accounting is applied and, accordingly, it does not deal with hedge accounting techniques.

Concurrent with the adoption of AcG 13, the Predecessor Company adopted the Emerging Issues Committee ("EIC") Abstract 128 - Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments. For derivative financial instruments that do not qualify for hedge accounting or are entered into for trading or speculative purposes, EIC 128 requires that these derivative financial instruments be measured at fair value, with changes in fair value recognized currently in income. Derivative financial instruments are used only for risk management purposes, not for generating trading profits. To the extent that a derivative financial instrument does not qualify for hedge accounting or to the extent of hedge ineffectiveness, changes in the fair value of derivative financial instruments are recorded in non-operating income (expense).

As a result of the CCAA filing, the majority of outstanding derivative contracts were terminated. As such, the adoption of AcG 13 did not have a significant impact in the nine months ended September 30, 2004. Notwithstanding, currency swaps for five Canadair Regional Jet operating leases until lease terminations in 2007 and for three Airbus A330 operating leases were in effect as of January 1, 2004, as disclosed in note 20 to the 2003 annual consolidated financial statements. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and, after review in accordance with AcG 13, Management elected not to apply hedge accounting with respect to these swaps. As a result, the fair value of these swaps of $12 was recorded as at January 1, 2004, in other assets with the offset being a deferred credit, which is amortized over the remaining term of the related aircraft leases. During the quarter ended September 30, 2004, the swaps for three Airbus A330 operating leases were terminated, resulting in a gain of $2 recorded in reorganization and restructuring items. During the quarter ended September 30, 2004, a loss of $3 was recorded in other non-operating income (expense) ($5 for the nine months ended September 30, 2004) representing the amortization of the opening deferred credit and the change in the fair value of the remaining swaps. As a result of the application of fresh start reporting, the deferred credit has been eliminated.

Generally Accepted Accounting Principles

Effective January 1, 2004, the Predecessor Company adopted CICA 1100 - Generally Accepted Accounting Principles. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

Impairment of Long-Lived Assets

CICA 3063 - Impairment of Long-Lived Assets has been adopted by the Predecessor Company effective January 1, 2004. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. It does not deal with long-lived assets to be disposed of. Under the new standard, an impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The recoverability test is based on a comparison of the carrying amount of the long-lived asset to the future net cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The new section provides guidance on when to test for recoverability; a long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

CICA 3063 is applied prospectively. The Predecessor Company did not record any impairment loss as a direct result of the transition to CICA 3063.

Aeroplan Loyalty Program

As described in note 5, ACE adopted fresh start reporting on September 30, 2004. As a result, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair market value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company will adopt a deferred revenue accounting policy going forward to replace the previous incremental cost policy on Miles earned through air travel. In addition, the estimated percentage of Miles that will never be redeemed, defined as breakage, is deferred and amortized over the average estimated life of a Mile. There is no change to the policy related to the sale of Miles to third parties where revenues were already deferred and recognized as Miles were redeemed. The current portion of Aeroplan deferred revenues of $512 ($192 at December 31, 2003 as recorded under the previous accounting policy) is included in advance ticket sales.

Segment Information

As a result of the corporate reorganization as called for under the Plan, the Corporation is reviewing its operations in accordance with the guidance under CICA 1701 - Segment Disclosures.

5.   Fresh Start Reporting

As explained in note 3, ACE adopted fresh start reporting on September 30, 2004. As a result, all assets and liabilities of the Successor Company have been reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. As a result of the implementation of the Plan and the adoption of fresh start reporting, a revaluation adjustment of $4,439 has been recorded as a credit to Shareholders' Equity and the deficit of Air Canada as at September 30, 2004 has been reclassified to Shareholders' Equity, resulting in a capital deficiency of $611.

The fair values of the assets and liabilities of the Successor Company have been based on Management's best estimates as of September 30, 2004. The determination of the fair values of the assets and liabilities of the Successor Company has not been finalized as at the date of preparing this interim consolidated balance sheet. The Successor Company is continuing to finalize its valuation of assets and liabilities, primarily property and equipment, intangible assets and employee future benefit arrangements. Management expects to complete this valuation by the date the financial statements of the Successor Company are prepared for the period ended December 31, 2004. Any adjustments will be made to the balance sheet as of September 30, 2004. The determination of fair values involves certain estimates and assumptions which are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the consolidated balance sheet of ACE as at September 30, 2004 will be realized, and actual results could vary materially.


                                         Air Canada
                                         Predecessor                                                               ACE Successor
                                          Company -                         Equity and Other                          Company -
                                        September 30,       Plan of            Financing         Fresh Start       September 30,
                                            2004        Arrangement (a)      Transactions       Reporting (e)          2004
                                       ----------------------------------------------------------------------------------------
                                        (unaudited)       (unaudited)         (unaudited)        (unaudited)       (unaudited)


ASSETS

Current assets
   Cash and cash equivalents           $     957            $      -            (63) (b)          $     -           $   1,939
                                                                                852  (c)
                                                                                193  (d)
   Restricted cash                            62                   -              -                     -                  62
   Accounts receivable                       732                   -              -                     -                 732
   Spare parts, materials and supplies       190                   -              -                    12                 202
   Prepaid expenses                          129                   -              -                    11                 140
                                       ---------            ---------        ----------          --------           ---------
                                           2,070                   -            982                    23               3,075

Property and equipment                     3,749                   -             64  (b)             (148)              3,665

Deferred charges                           3,175                   -             19  (b & c)       (3,083)                111

Goodwill                                     510                   -              -                  (510)                  -

Intangible assets                            158                   -              -                 1,717               1,875

Other assets                                 443                   -              -                  (337)                106
                                       ---------            ---------        ----------          --------           ---------

TOTAL ASSETS                           $  10,105            $      -         $1,065               $(2,338)          $   8,832
                                       ---------            ---------        ----------          --------           ---------
LIABILITIES

Liabilities not subject to compromise

  Current liabilities

     Accounts payable and accrued
       liabilities                     $   1,199            $      -         $    -               $   116           $   1,315
     Advance ticket sales                    861                   -              -                   268               1,129
     Current portion of long-term debt
       and capital lease obligations         558                   -              -                  (319)                239
                                       ---------            ---------        ----------          --------           ---------
                                           2,618                   -              -                    65               2,683

  Long-term debt and capital lease
    obligations                            1,425                   -            303  (b)              823               2,551

  Convertible preferred shares                 -                                127  (d)                                  127

  Future income taxes (g)                      8                   -              -                   426                 434

  Pension and other benefit
    liabilities (f)                        1,072                                                    1,296               2,368

  Other long-term liabilities                776                   -                                  504               1,280

  Deferred credits                         1,266                   -           (132) (b)           (1,134)                  -
                                       ---------            ---------        ----------          --------           ---------
                                           7,165                   -            298                 1,980               9,443

Liabilities subject to
  compromise (h)                           7,990              (7,990)             -                     -                   -
                                       ---------            ---------        ----------          --------           ---------
                                          15,155              (7,990)           298                 1,980               9,443
                                       ---------            ---------        ----------          --------           ---------

SHAREHOLDERS'  EQUITY

Share capital and other equity               967                 925            852  (c)           (3,322)               (611)
                                                                (125)           117  (d)
                                                                 (25)                                   -

Contributed surplus                           25                 150              -                  (175)                  -

Deficit                                   (6,042)              7,065           (157) (b)             (821)                  -
                                                                                (45) (d)
                                       ---------            ---------        ----------          --------           ---------
                                          (5,050)              7,990            767                (4,318)               (611)
                                       ---------            ---------        ----------          --------           ---------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                 $  10,105            $      -         $1,065             $  (2,338)          $   8,832
                                       ----------           ---------        ---------          ----------          ---------


The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements described in note 2:
     a)   Implementation of the Plan.
     b)   Implementation of the GRA.
     c) Issuance of shares for cash under the Rights Offering and the Standby Purchase Agreement.
     d) Issuance of Convertible Preferred Shares for cash under the Investment Agreement.
     e)   Comprehensive revaluation of assets and liabilities.
     f) The effect of the issuance of the subordinated security promissory notes described in note 14 is included within the fair value of the obligation for pension benefits as at September 30, 2004.
     g) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses and other deductions are realized. It has been assumed that certain intangibles with a fair value of approximately $1,285, with no underlying tax cost, have indefinite lives and accordingly, the associated future income tax liability of $434 is not expected to reverse until the intangible asset is disposed of or becomes amortizable. This future income tax liability does not represent an actual cash tax liability of ACE.

          On a consolidated basis, ACE has certain future tax assets in the amount of approximately $2,400 against which a valuation allowance has been applied as the assets are not considered to be more likely than not to be realized as of September 30, 2004. The estimated future income tax assets are based on numerous assumptions and dependent upon complex tax issues including the ultimate quantum of claims settled. Consequently, the actual future income tax assets may vary from the ones disclosed herein. If such future tax assets are recognized in the future, the benefit will be recognized first to reduce to nil any remaining intangible assets that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders equity.

     h) Liabilities subject to compromise as accrued by the Applicants totaled $7,990. Differences from the minimum potential claims of $8,205 as reported by the Monitor arise primarily from the difference in foreign exchange rates as at April 1, 2003, the rates used in the claims resolution process, and the current rates as at September 30, 2004.

6.   Reorganization and Restructuring Items

Cash expenditures related to reorganization and restructuring items for the quarter ended September 30, 2004, amounted to $32 ($85 for the nine months ended September 30, 2004); $18 for the three months ended September 30, 2003 ($32 for the nine months ended September 30, 2003) and relate mainly to the payment of professional fees. The table below summarizes reorganization and restructuring charges recorded.


                                                           Three Months Ended                 Nine Months Ended
                                                               September 30                      September 30
                                                           2004           2003               2004        2003 (1)
                                                    --------------------------------------------------------------


Repudiated and renegotiated leases
and contracts (a)                                           198             156               529         405

Labour related items (b)                                    156              38               279          59

Foreign exchange adjustments on
compromised debt                                           (143)             45               (84)       (165)

Professional fees                                           106              15               158          29

Interest income on accumulated cash (c)                      (4)             (5)              (17)         (8)

Other                                                         -              24                 6         170
                                                    --------------------------------   ------------------------------
Reorganization and restructuring items, net             $   313         $   273            $  871      $  490
                                                    ================================   ==============================

(1)   Since filing for creditor protection on April 1, 2003



a) Repudiated and renegotiated contracts, including aircraft lease agreements, represents the estimated allowable claim resulting from contracts that have been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts. Further claims may arise as a consequence of the ongoing adjudication of the $571 of disputed claims outstanding as at October 31, 2004.

b) Labour related items during the quarter ended September 30, 2004 relate to voluntary and involuntary severance programs as well as to the amortization of the estimated compromised claim related to the Predecessor Company's employee groups. Labour related items of $38 recorded during the quarter ended September 30, 2003 represents the accrual related to accepted voluntary separation packages ("VSP") offers, net of the reversal of the contractual severance that was recorded in the second quarter 2003, and adjustments to the severance accrual recorded in the second quarter of 2003.

An involuntary severance program pertaining to the Predecessor Company's workforce reduction plan with respect to non-unionized employees was approved by Management in 2003. Implementation of the plan began in May 2003 and is expected to continue into 2005.

Implementation of the workforce reduction plan pertaining to the Predecessor Company's unionized employees commenced in the second quarter of 2003 as a result of agreed modifications to all collective agreements between employee unions and the Company. Further agreed modifications to all collective agreements were reached in July, 2004. The modifications to certain collective agreements include VSP's. For those VSP's which will be offered to the members of the affected employee unions over the next several years, the estimated cost of the VSP is approximately an additional $71 and will be recorded as a liability and an expense as the affected employees accept the offer.

The following table outlines the changes to the labour provisions related to the restructuring.



                                             Three Months Ended               Nine Months Ended
                                             September 30, 2004               September 30, 2004
                                        ---------------------------------------------------------------
                                         Involuntary      Voluntary        Involuntary      Voluntary
                                          Severance      Separation         Severance      Separation


Opening balance                           $   29          $   45            $   55          $   43

Charges recorded                              10             107                 5             112

Amounts disbursed                             (4)             (3)              (25)             (6)

                                        -----------------------------------------------------------
Provision as at September 30, 2004        $   35         $   149            $   35          $  149
                                        -----------------------------------------------------------



c) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Predecessor Company as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

7.   Property and Equipment


                                                            Successor         Predecessor
                                                             Company            Company
                                                          September 30,       December 31,
                                                              2004               2003
Cost


    Flight equipment                                       $   1,211           $   2,021
    Buildings and leasehold improvements                         517                 781
    Ground equipment and other                                   150                 565
                                                      -----------------------------------
                                                               1,878               3,367
Accumulated depreciation and amortization                          -              (2,175)
                                                      -----------------------------------
                                                               1,878               1,192

Capital leases (a)                                             1,758                 349
Purchase deposits                                                 29                 159
                                                      -----------------------------------
Property and equipment at net book value                   $   3,665           $   1,700
                                                      -----------------------------------



In accordance with the application of fresh start reporting, property and equipment values, net of accumulated depreciation, are adjusted to fair value in the Successor Company.

a) As a result of renegotiated lease terms, 35 leases previously classified as operating leases have been converted to capital leases, five leases previously classified as capital leases have been converted to operating leases, one aircraft has been returned and one aircraft under capital lease has been purchased. Included in capital leases are 35 aircraft with a fair value of $1,685, computer equipment with a fair value of $28 and facilities with a fair value of $45.

During the quarter ended September 30, 2004, the Predecessor Company recorded provisions of $62 relating mainly to non-operating aircraft and spare parts ($75 for the nine months ended September 30, 2004). The provisions reflect the excess of net book value over the expected net recoverable amount. As a result of the provisions in the quarter, all non-operating aircraft are being carried at an aggregate salvage value of $6.

During the quarter ended September 30, 2003, the Predecessor Company recorded provisions of $28 related to the write down of non-operating aircraft, spare parts and other investments ($79 for the nine months ended September 30, 2003). Also in the third quarter 2003, the Predecessor Company received proceeds and recorded a gain of $29 related to an earn out provision on the sale of Galileo Canada. The sale of Galileo Canada occurred in 1998 and contained an earn out provision related to volumes recorded through the Galileo distribution system.

8.   Intangible Assets

The services of an independent business valuation firm were retained to provide an opinion as to the fair value of the identifiable intangible assets of the Successor Company for the purposes of financial reporting under the fresh start requirements as described in note 5.



                                                       Successor Company      Predecessor Company
                                                         September 30,           December 31,
                                                             2004                   2003 (a)
                                                       ------------------------------------------


Indefinite life assets
     International airport slots and route rights               $    562            $    84
     Air Canada trade name                                           516                  -
     Aeroplan trade name                                             125                  -
     Other marketing based trade names                                82                  -
                                                       -------------------------------------
                                                                   1,285                 84
                                                       -------------------------------------

Finite life assets
     Aeroplan contracts                                              238                  -
     Star Alliance membership                                        120                  -
     Other contract and customer based                               126                  9
     Technology based                                                106                 71
                                                       -------------------------------------
                                                                     590                 80
                                                       -------------------------------------
                                                               $   1,875           $    164
                                                       -------------------------------------


a) Previously recorded in property and equipment and other asset categories before being reclassified to conform to the financial statement presentation adopted in the current period.

9.   Long-Term Debt and Capital Lease Obligations
                                                                             Interest Rate         September 30,     December 31,
                                                            Final Maturity        (%)                  2004              2003
                                                            --------------   -------------         -------------     ------------
GECC Exit Financing (a)                                          2011             6.6            $     569            $      -

Air Canada - Lufthansa Cooperation Agreement (b)                 2009            6.495                  88                  98

GECC Limited Recourse Loan (c)                                   2014             5.84                  63                   -

GECC Loan (d)                                                    2015             7.17                  58                  65

Amex Financing (e)                                               2006             3.75                  55                   -

CIBC Financing                                                   2004             4.5                    -                  105

Other (f)                                                     2007 - 2019     4.32 - 4.85               245                   -

                                                                                                 ---------------------------------

                                                                                                      1,078                 268

Capital lease obligations (g)                                  2004-2027          8.0                 1,712                 237
                                                                                                 ---------------------------------

                                                                                                      2,790                 505

Current portion                                                                                        (239)               (173)
                                                                                                 ---------------------------------

Long-term debt and capital lease obligations                                                     $    2,551           $     332
                                                                                                 ---------------------------------


For a discussion on the financing transactions effective on September 30, 2004, please refer to note 2.

Other financing transactions for the quarter ended September 30, 2004 include the repayments of $49 made on mainly on credit facilities and capital lease obligations. Other financing transactions for the quarter ended September 30, 2003, include repayments of $26 made on the credit facility with CIBC through the offset of Aeroplan Miles purchased by CIBC. In addition, cash payments of principal in the amount of $64 were paid during the third quarter, 2003.

Principal repayment requirements on long-term debt and capital lease obligations through to 2009 are as follows:

                                            Remainder
                                              2004            2005         2006         2007         2008          2009
                                          --------------------------------------------------------------------------------

Long-term debt                                    $  24       $   76       $   33       $  101        $  189       $  168

Capital lease principal obligations               $  63       $  149       $  151       $  188        $  188       $   90

a) Tranche A, a non-revolving term loan in the amount of US$425, bears interest at the 30 day BA rate plus an applicable margin. The applicable margin is to be initially set at 4.25% subject to a later adjustment based upon ACE's credit rating, or, if not available, based on EBITDAR (defined as operating income(loss) before non-recurring labour expenses and reorganization and restructuring items, adding back depreciation, amortization and obsolescence and aircraft rent) performance. The term is seven years with no principal payments required for the first three years. Equal quarterly principal payments are required for the four years thereafter. Interest payments are required at the end of each BA period from the date of issue. The loan may be prepaid at ACE's option at any time after 180 days from closing, upon the payment of a fee. The loan is secured by a first priority security interest on all of the existing and after acquired property of the Successor Company, other than leased assets, assets financed by other parties, and certain other excluded property of ACE and its subsidiaries. In accordance with the application of fresh start reporting, the loan has been adjusted to a fair value of $569, resulting in an effective interest rate of 5.3%.

b) US$69 borrowing maturing in 2009 at a fixed interest rate of 4.495% plus an additional 2.0% guarantee fee.

c) US$50 borrowing, secured by two B747-400 aircraft, maturing in 2014 at an interest rate equal to the one month LIBOR rate plus a margin of 4.0% and is accrued in arrears at the end of each LIBOR period. Prior to the maturity date of this loan, Air Canada will be required to apply the proceeds from any sale or lease of the two aircraft against the principal amount plus accrued interest. Air Canada has entered into sales agreements with a third party which, when completed, are expected to result in the full settlement of the obligation. The sales transactions are expected to be finalized in the fourth quarter.

d) US$46 borrowing maturing in 2015 at a floating interest rate equal to the six month LIBOR rate plus 5.75% redeemable on any interest payment date secured by assets with a carrying value of $73.

e) Monthly principal and interest payments are required for the term of the Canadian dollar loan which extends to January 5, 2006 which may be extended in six month intervals at the request of either party and subject to consent by the non-requesting party. Under the terms of the Amex agreements, the facility may be repaid, at Amex's option, as loyalty points are purchased and as amounts are due to Air Canada and Aeroplan under the Amex agreement. The facility bears interest at the Bank of Montreal's prime lending rate (3.75% as at September 30, 2004) and is secured by all accounts receivable due by Amex under the agreement and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement.

f) Other includes mainly asset backed financings related to two A340-500 aircraft. These aircraft purchases were financed through conditional sales agreements for an aggregate value of US$174. Principal and interest is paid quarterly until maturity in 2019. The loans bear interest at a three month LIBOR rate plus 2.9% (4.85% as at September 30, 2004).

g) Capital lease obligations, related to computer equipment, facilities and a total of 35 aircraft, total $1,712($96 and US$1,279). Future minimum lease payments are $2,558, which includes $846 of interest.

10.  Stock Based Compensation

Pursuant to the Plan, a stock option plan of ACE has been established as an on-going program and will comprise a maximum of 5% of the fully diluted equity of ACE (with a maximum of 3% of the fully diluted equity of ACE pursuant to options granted upon the emergence by the Applicants from the CCAA Proceedings). On October 3, 2004, options to purchase 3,027,509 shares were granted pursuant to the plan at an exercise price of $20 per share. The new board of directors of ACE or a committee selected by, and made up of members of, the new board of directors of ACE will designate, from time to time, eligible directors, officers, senior managers and other employees of ACE to whom options will be granted and will determine the number of underlying shares to which such options relate. Participation in the plan will be limited to employees holding positions that, in view of the board or the committee, as the case may be, have a significant impact on ACE's long-term results. The fair value of stock options granted is recognized as a charge to salary and wage expense over the applicable vesting period, with an offset to contributed surplus. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

11.  Share Capital and Other Equity

The issued and outstanding common shares of the Successor Company as at September 30, 2004, along with other equity instruments, are as follows:


                                                                                   Authorized (000)    Outstanding (000)
                                                                                  ----------------------------------------
Issued and outstanding common shares
              Class A variable voting shares (a)                                       unlimited            69,655
              Class B voting shares (b)                                                unlimited            11,480
              Retained shares held by Monitor                                                                7,680
                                                                                                      --------------------

Total issued and outstanding common shares as at September 30, 2004                                         88,815
                                                                                                      --------------------

Issued and outstanding
              Convertible preferred shares conversion option (c)                                             9,259
              Stock options granted on October 3, 2004                                                       3,028
                                                                                                      --------------------

                                                                                                            12,287
                                                                                                      --------------------

5,000 Class A Variable Voting Shares and 50,000 Class B Voting Shares were subscribed for by Directors of ACE on September 30, 2004 at the subscription price under the rights offering. No options are exercisable, and no stock issued to Directors may be sold, before the expiry of one year following September 30, 2004.

Share capital and other equity summary as at September 30, 2004 (net of issue costs)

              Common shares (1)                                                                        $    1,777
              Convertible preferred shares (c)                                                                117
                                                                                              --------------------
                                                                                                            1,894
              Adjustment to shareholders' equity (unrecorded goodwill)(2)                                  (2,505)
                                                                                              --------------------
              Share capital (capital deficiency)                                                       $     (611)
                                                                                              --------------------

(1) The fair value of outstanding common shares includes the net proceeds received under the Rights Offering and Standby Purchase Agreement of $852 and the fair value of common shares issued to creditors under the Plan of $925.

(2) Under fresh start reporting, in situations where there is a negative balance in shareholders' equity after the comprehensive revaluation, share capital is disclosed at a nominal value and the balance is disclosed as a capital deficiency resulting from the financial reorganization. CICA 1625 - Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole. This presentation differs from US GAAP for fresh start reporting where goodwill is recorded as the excess of the fair value of the Successor Company over the fair value of net assets. For US GAAP reporting, goodwill is recorded as $2,717, which results in a share capital balance of $1,777.


         a) Class A Variable Voting Shares

         The Class A Variable Voting Shares may be held only by persons who are not Canadians and are entitled to one vote per Class A Variable Voting Share unless (i) the number of Class A Variable Voting Shares outstanding (including the Convertible Preferred Shares, on an as-converted basis), as a percentage of the total number of votes attaching to voting shares outstanding exceeds 25% or (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Class A Variable Voting Share will decrease proportionately such that (i) the Class A Variable Voting Shares as a class (including the Convertible Preferred Shares on an as-converted basis) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE and (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting do not exceed 25% of the votes that may be cast at such meeting.

         Each issued and outstanding Class A Variable Voting Share shall be converted into one Class B Voting Share, automatically and without any further act of ACE or of the holder, if (i) such Class A Variable Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a Canadian; or (ii) the provisions contained in the Canada Transportation Act (the "CTA") relating to foreign ownership restrictions are repealed and not replaced with similar provisions.

         b) Class B Voting Shares

         Each Class B Voting Share shall confer the right to one (1) vote in person or by proxy at all meetings of shareholders of the ACE.

         Subject to the foreign ownership restrictions of the CTA, an issued and outstanding Class B Voting Share shall be converted into one Class A Variable Voting Share, automatically and without any further act of the ACE or of the holder, if such Class B Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a person who is not a Canadian.

         c) Convertible Preferred Shares

         As at September 30, 2004, 12,500 Convertible Preferred Shares were issued to and affiliate of Cerberus Capital Management L.P. for consideration of $250 before fees of $12. These Convertible Preferred Shares are convertible into 9,259 common shares.

         For accounting purposes, the Convertible Preferred Shares are presented as a compound instrument. The value ascribed to the holders' conversion option, which is presented as equity, is $123 less allocated fees of $6. The value ascribed to the financial liability as at September 30, 2004, is $127. The total value will increase by 5% per annum, compounded semi-annually from the date of issuance ("Fully Accreted Value").

         Each preferred share shall confer on its holder the right to that number of votes as is equal to the number of ACE shares into which each preferred share held by such holder could be converted on the date for determination of shareholders entitled to vote at the meeting or on the date of any written consent, based on the conversion ratio in effect on such date; provided, however, that if any Convertible Preferred Shares are held by persons who are not Canadians, such Convertible Preferred Shares shall be subject to the same proportionate reduction in voting percentage as described for Class A Variable Voting Shares above as if, for voting purposes only, such Convertible Preferred Shares had been converted into Class A Variable Voting Shares.

         The Convertible Preferred Shares may be converted at any time, at the option of the holder thereof, into fully paid and nonassessable Class B Voting Shares (if the holder is a Canadian) or fully paid and nonassessable Class A Variable Voting Shares (if the holder is not a Canadian) at the conversion ratio applicable upon the date of conversion. The conversion price is initially equal to 135% of the subscription price of each Class B Voting Share under the rights offering. The conversion price is adjusted automatically downward on the first anniversary of the issuance date of the Convertible Preferred Shares to 130% of the subscription price of each ACE Class B Voting Share.

         The holders of ACE Convertible Preferred Shares will be required to convert the ACE Convertible Preferred Shares into fully paid and nonassessable common shares at the conversion ratio applicable upon the date of conversion, if:

            i) at any time during the period between the effective date until and including the first anniversary thereof, the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeds 200% of the then applicable conversion price; or

            ii) at any time during the period following the first anniversary of the effective date, the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeds 175% of the then applicable conversion price.

         The Convertible Preferred Shares will be subject to mandatory conversion into fully paid and nonassessable common shares within ten days of each mandatory conversion date, at the conversion ratio applicable upon the date of conversion, upon the following terms and conditions:

            i) if the closing price of the ACE shares on the principal market exceeds the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date; or

            ii) if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date, (i) the holders of the Convertible Preferred Shares will not be required to convert their Convertible
                  Preferred Shares into ACE shares and (ii) as of such mandatory conversion date, the then applicable conversion price shall be automatically reduced by 3.75%; and

            iii) if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to the final maturity date, then holders of Convertible Preferred Shares will be entitled, upon written notice to ACE given within ten days following the final maturity date, to require ACE to redeem each of the Convertible Preferred Shares in cash at a redemption price equal to the Fully Accreted Value as of the final maturity date.

         The Convertible Preferred Shares (including the shares into which they are convertible) may not be sold, assigned or in any way transferred by Cerberus (other than to its affiliates) including pursuant to hedging transactions, swaps or other arrangements transferring any of the economic consequences of the ownership of the Convertible Preferred Shares acquired by Cerberus for a period of 24 months after the closing; provided that, if at any time during such 24 month period Cerberus is required to convert the Convertible Preferred Shares, then the restrictions on transfer with respect to 50% of the Convertible Preferred Shares (and any shares into which they are converted or convertible) shall be of no force and effect and the restrictions on transfer with respect to the remaining 50% of the Convertible Preferred Shares (and any shares into which they are converted or convertible) shall be limited only to sales of beneficial ownership of the Convertible Preferred Shares (and any shares into which they are convertible) to third parties. Notwithstanding the foregoing, the transfer restrictions shall cease to be in effect as to all Convertible Preferred Shares (and any shares into which they are convertible) in the event of a tender offer for any of the shares of ACE, any change in control transaction, any liquidation, dissolution, bankruptcy or other similar proceedings of ACE.

         Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking prior to the Convertible Preferred Shares, upon the liquidation, dissolution or winding-up or distribution of the assets of ACE, the holders of the Convertible Preferred Shares will be entitled to receive, prior to and in preference to the holders of ACE shares, an amount equal to the Fully Accreted Value of the Convertible Preferred Shares as of the date of the liquidation, dissolution, winding-up or distribution.

12.      Segment Information

                                                    Three Months Ended                   Nine Months Ended
                                                       September 30                        September 30
                                                    2004         2003      %             2004        2003          %
                                             -------------------------------------------------------------------------
Passenger revenue


         Canada                                 $  809       $  786            3       $2,236     $2,222           1
         US Transborder                            363          368           (1)       1,160      1,206          (4)
         Atlantic                                  560          529            6        1,212      1,173           3
         Pacific                                   287          135          113          650        353          84
         Other                                     104           83           25          370        289          28
                                                 2,123        1,901           12        5,628      5,243           7

Cargo revenue                                      142          122           16          405        388           4

Non-transportation revenue
         Aeroplan                                   96           75           28          293        234          25
         Technical Services                         49           31           58          127        130          (2)
         Other                                      86           99          (13)         385        396          (3)
                                             -------------------------------------------------------------------------
                                                   231          205           13          805        760           6
                                             -------------------------------------------------------------------------

Total operating revenue                         $2,496       $2,228           12       $6,838     $6,391           7
                                             -------------------------------------------------------------------------

For passenger, the allocation to service is determined based on flight destination. Cargo revenues are not allocated by service as the amounts by service are not significant. Non-transportation revenues are almost exclusively attributable to Canada.


Property and Equipment

Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

13.      Commitments

Air Canada has signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. ("Embraer"), and Bombardier Inc ("Bombardier"). The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft. The purchase agreement also contains rights to exercise options for up to 45 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. Deliveries are scheduled to commence in November 2005. The agreement with Bombardier Aerospace covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which 15 may be cancelled without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 commenced in October 2004, with the 75-seat CRJ700 Series 705 deliveries scheduled to begin in May 2005. The estimated aggregate cost of the firm aircraft orders approximates US$2 billion. Confirmation of financing on satisfactory terms to the Successor Company has been received from the manufacturers.

Other purchase commitments for the remainder of 2004 and 2005 for property, ground equipment and spare parts, amount to approximately $66.

Future minimum lease payments under existing operating leases of aircraft and other property amount to $2,954 (December 31, 2003 $5,417; December 31, 2002 $7,697) using period end exchange rates.

                                  Aircraft           Other Property

 Remainder of 2004                $     120             $      25
       2005                             496                    84
       2006                             452                    50
       2007                             426                    47
       2008                             319                    46
       2009                             315                    33
    Thereafter                          424                   117
                           ---------------------------------------
                                 $    2,552             $     402
                           ---------------------------------------

Lease payments for aircraft classified as capital leases for accounting purposes are disclosed in note 9 "Long-Term Debt and Capital Lease Obligations".

Operating lease commitments include currency swaps to convert a significant portion of US dollar lease rentals into Canadian dollar lease rentals for five Canadair Regional Jet operating leases until lease terminations in 2007. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and have a fair value at September 30, 2004 of $9 in favour of the third parties (2003 $7 in favour of the third parties) taking into account foreign exchange rates in effect at that time.

14.      Pension and Other Benefit Plans

The Predecessor Company has recorded pension and other employee future benefits expense as follows:

                                                           Three months ended                    Nine months ended
                                                     September 30,      September 30,       September 30,    September 30,
                                                         2004               2003                2004             2003
Pension benefit expense                                    $      51       $      61         $     202          $     183
Other employee future benefit expense                             48              33               127                101
                                                  ------------------------------------------------------------------------

                                                           $      99       $      94         $     329          $     284
                                                  ------------------------------------------------------------------------

Pension and other employee future benefit obligations are adjusted to reflect the net accrued benefit obligation based on management's best estimate assumptions on a going forward basis. The liability recorded is as follows:


                                              Pension Benefits              Other Benefits                    Total
                                           ------------------------  ---------------------------   ----------------------------
                                           Successor    Predecessor    Successor     Predecessor     Successor      Predecessor
                                            Company       Company       Company        Company        Company         Company
                                           September   December 31,  September 30,  December 31,   September 30,   December 31,
                                           30, 2004        2003           2004          2003           2004          2003 (a)
                                           ---------   ------------  -------------  ------------   -------------   ------------
Benefit obligation                        $   10,783    $   10,873      $     866     $     819     $    11,649     $    11,692

Fair value of plan assets                      9,149         9,022             10            10           9,159           9,032
                                         ---------------------------------------------------------------------------------------

Net benefit obligation                         1,634         1,851            856           809           2,490           2,660

Unrecognized net actuarial gain (loss)             -        (1,167)             -          (193)              -          (1,360)
Unrecognized prior service cost                    -          (672)             -           (35)              -            (707)
Unrecognized net transition obligation             -             7              -             -               -               7
                                         ---------------------------------------------------------------------------------------

Accrued benefit liability                      1,634            19            856           581           2,490             600

Current portion                                  110             -             12            11             122              11
                                         ---------------------------------------------------------------------------------------

Pension and other benefit liabilities     $    1,524    $       19      $     844     $     570     $     2,368     $       589
                                         ---------------------------------------------------------------------------------------


(a)  Pension and other benefit liabilities for the Predecessor Company as at December 31, 2003, is shown net of prepaid pension asset of $375 recorded under other assets.

On August 9, 2004, the Government of Canada adopted the Air Canada Pension Plan Solvency Deficiency Funding Regulations (the "Pension Regulations"). The Pension Regulations allow Air Canada to fund the solvency deficiencies in its ten Canadian defined benefit registered pension plans as of January 1, 2004 over ten years, rather than the five years required under the ordinary rules, and to pay down such deficiencies by way of an agreed schedule of variable annual contributions rather than by way of equal annual contributions as required under the ordinary rules. The Pension Regulations came into force upon Air Canada's emergence from CCAA protection on September 30, 2004, on which date the Company issued subordinated secured promissory notes in an aggregate amount of approximately $347 in favour of the pension plan trustee. Such notes will be reduced as the principal amount of the solvency deficiencies is paid down, and will only be called on the occurrence of certain specified events of default. Also on September 30, 2004, the Superintendent of Financial Institutions delivered to the Company a letter stating that the directions he had issued to Air Canada on March 21, 2003 in respect of the funding and administration of the pension plans had now been satisfied or were otherwise of no further force or effect. The effect of the issuance of the subordinated security promissory notes is included within the fair value of the obligation for pension benefits as at September 30, 2004 as reflected in the Successor Company's balance sheet.

15.      Condensed Combined Financial Statements

As described in note 2 to the 2003 annual consolidated financial statements of Air Canada, consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein. The following are the condensed combined financial statements of the Applicants as at and for the period ended September 30, 2004. Included in current assets are intercompany receivables with non-Applicants of $142. Included in current liabilities are intercompany payables with non-Applicants of $628. Included in other assets are long-term receivables of $205 from non-Applicants. Included in the Statement of Operations for the quarter ended September 30, 2004 are intercompany revenues of $79 ($301 for the nine months ended September 30, 2004) and expenses of $55 ($184 for the nine months ended September 30, 2004) with non-Applicants. The nine months ended September 30, 2003 figures below relate only to the period since filing for CCAA on April 1, 2003.


Condensed Combined Statement of Operations
-------------------------------------------------------------------------------------------------------
                                                    Three Months Ended           Nine Months Ended
                                                       September 30                September 30
                                                ---------------------------- --------------------------
    ($ millions)                                     2004          2003          2004         2003
                                                --------------- ------------ ------------- ------------
    Operating revenues                              $    2,448    $   2,158     $   6,581     $  4,046
    Operating expenses
                                                         2,238        2,213         6,596        4,414
                                                --------------- ------------ ------------- ------------
    Operating loss before reorganization and
    restructuring items                                    210          (55)          (15)        (368)
    Reorganization and restructuring items
    (note 6)                                              (313)        (273)         (871)        (490)
    Net interest expense
                                                           (64)         (17)         (171)         (18)
    Loss on sale of assets
                                                           (62)          (1)          (74)         (47)
    Other non-operating income, including
    equity income of non-applicants                         25           70           129           91
                                                --------------- ------------ ------------- ------------
    Loss before foreign exchange on
     non-compromised long-term                                            -             -
      monetary items and income taxes                     (204)        (276)       (1,002)        (832)
    Foreign exchange on non-compromised
    long-term monetary items                               124           16           107           12
                                                --------------- ------------ ------------- ------------
    Loss before income taxes
                                                           (80)        (260)         (895)        (820)
    Provision for income taxes
                                                            (1)          (3)            -           (9)
                                                --------------- ------------ ------------- ------------
    Loss for the period                             $      (81)   $    (263)    $    (895)    $   (829)
                                                --------------- ------------ ------------- ------------

Condensed Combined Statement of Financial Position
------------------------------------------------------------------------------
                                                 September 30   December 31
                                                --------------- ------------
                                                     2004          2003
                                                --------------- ------------
    ($ millions)
    ASSETS
    Current assets                                   $   2,184     $  1,489
    Property and equipment                               3,713        1,614
    Deferred charges                                     3,175        2,346
    Goodwill                                               510          510
    Intangible assets                                      158          164
    Other assets                                         1,127        1,256
                                                --------------- ------------
                                                     $  10,867     $  7,379
                                                --------------- ------------
    LIABILITIES
    Current liabilities                              $   3,132     $  2,744
    Long-term debt and capital lease                     1,425          332
    Future income taxes                                      8           11
    Pension and other benefit liabilities                1,072          964
    Other long-term liabilities                            514          298
    Deferred credits                                     1,266        1,364
    Liabilities subject to compromise                    7,990        5,313

    SHAREHOLDERS' DEFICIENCY                            (4,540)      (3,647)
                                                --------------- ------------
                                                     $  10,867     $  7,379
                                                --------------- ------------

Condensed Combined Statement of Cash Flow
-------------------------------------------------------------------------------------------------------
                                                      Three Months Ended         Nine Months Ended
                                                         September 30              September 30
                                                ---------------------------- --------------------------
    ($ millions)                                     2004          2003          2004         2003
                                                --------------- ------------ ------------- ------------
    Net cash provided by operating activities         $    168      $    33       $   320      $   205
    Financing (note 9)                                                    -             -
    Drawdown on GE DIP financing                             -            -           300            -
    Credit facility borrowings                               -            -            80          315
    Aircraft related borrowings                            116            -           233            -
    Reduction of long-term debt and
       capital lease obligations                           (49)         (64)         (358)         (64)
     DIP financing fees                                      -            -             -          (62)
    Other                                                    -          (11)            -          (10)
                                                -------------------------------------------------------
                                                            67          (75)          255          179
                                                -------------------------------------------------------
    Investing                                                             0             0
    Additions to property and equipment                  (139)           (6)         (320)         (20)
    Investments and advances                                 -            -             -          (15)
    Proceeds from sale of assets                             -           30             1           34
                                                -------------------------------------------------------
                                                          (139)          24          (319)          (1)
                                                -------------------------------------------------------
    Increase (decrease) in cash and cash                    96          (18)          256          383
    equivalents

    Cash and cash equivalents, beginning of                857          830           697          429
    period                                      -------------------------------------------------------
    Cash and cash equivalents, end of period          $    953      $   812       $   953      $   812
                                                -------------------------------------------------------

16.      Seasonal Nature of Business


The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months, however, in the current operating environment, these historical patterns may no longer be applicable.

The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.


17.      ACE Aviation Holdings Inc. / Air Canada
         Schedule of Differences Between Generally Accepted Accounting Principles in Canada and the United States
         For the periods ended September 30, 2004 and 2003
         (Canadian dollars - millions except per share data) - Amended

The interim unaudited consolidated financial statements of ACE Aviation Holdings Inc. (the "Successor Company") and Air Canada (the "Predecessor Company") have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The following represents the principal differences affecting net income, the statements of financial position, shareholders' equity and cash flows as well as additional disclosures required by US GAAP. This Schedule should be read in conjunction with the interim unaudited consolidated financial statements of the Successor and Predecessor.

As outlined in notes 1, 2, 3 and 5 of the interim unaudited consolidated financial statements, Air Canada emerged from creditor protection on September 30, 2004 and became a subsidiary of ACE Aviation Holdings Inc. The Successor did not have any significant operations for the period ended September 30, 2004, accordingly, a reconciliation of net income has not been provided for the Successor.


Consolidated Statement of Operations and Comprehensive Loss
(unaudited)
                                                              Predecessor Company - Air Canada
                                                       ------------------------------------------------
                                                         Three Months Ended       Nine Months Ended
                                                            September 30             September 30
                                                       -----------------------  -----------------------
                                                         2004         2003        2004         2003
                                                       -----------------------  -----------------------

Loss for the period in accordance with
Canadian GAAP                                              (81)      (263)       (895)       (1,099)




Aircraft introduction costs (1)                              2          3           5             8
Derivative instruments (2)                                 (30)         3         (32)           37
Aircraft lease adjustment  (3)                               -          4           -            54
Residual value guarantee adjustment (4)                      5        120          14            84
Pension valuation allowance (5)                             (2)        (1)         (6)           (1)
Pre-operating costs (6)                                      5          1           6             5
Convertible debentures (7)                                   -          -           -            19
Variable interest entity adjustment (8)                     35                    (13)
Gain on discharge of compromised
liabilities (9)                                          7,065                  7,065
Fresh start reporting (9)                               (1,502)         -      (1,502)            -
                                                       -----------------------  -----------------------
Income adjustments for the period
before the following                                     5,578        130       5,537           206


Cumulative effect of change in accounting policy -
Variable interest entity adjustment (8)                      -          -         (42)            -
Current year income adjustments                          5,578        130       5,495           206
                                                       -----------------------  -----------------------
Income (loss) for the year in accordance with
US GAAP                                                  5,497       (133)      4,600          (893)

                                                       -----------------------  -----------------------
Minimum pension liability adjustment (5)                  (105)        61          (2)         (246)
Adjustment related to derivative instruments (2)             -         12           -            12
Fresh start reporting (9)                                  491                    491
                                                       -----------------------  -----------------------
Comprehensive income (loss) for the period in
accordance with US GAAP                                  5,883        (60)      5,089        (1,127)
                                                       -----------------------  -----------------------


Earnings (loss) per share - US GAAP
- Basic                                               $  46.85   $  (1.11)    $ 39.38       $ (7.44)
- Diluted                                             $  40.45   $  (1.11)    $ 33.99       $ (7.44)



Consolidated Statement of Financial Position                     September 30, 2004       December 31, 2003
(unaudited)                                                      Successor Company       Predecessor Company
Property and equipment
Balance under Canadian GAAP                                       $       3,665             $           1,771
Aircraft lease adjustment  (3)                                                                            358
Variable interest entity adjustment (8)                                   1,562                            -
Fresh start adjustment  related to variable interest
entities (9)                                                               (336)
                                                                  --------------------------------------------
Balance under US GAAP                                             $       4,891             $           2,129
                                                                  ============================================
Deferred charges
Balance under Canadian GAAP                                       $         111             $           2,332
Aircraft lease adjustment  (3)                                                -                          (136)
Derivative instruments (2)                                                    -                           (13)
Aircraft introduction costs (1)                                               -                           (12)
Pre-operating costs (6)                                                       -                            (6)
                                                                  --------------------------------------------
Balance under US GAAP                                             $         111             $           2,165
                                                                  ============================================
Goodwill
Balance under Canadian GAAP                                       $           -             $             510
Pension valuation allowance (5)                                               -                           (75)
Employee severance costs (10)                                                 -                          (100)
Amortization adjustment (10)                                                  -                             9
CAIL equity accounting adjustment (10)                                        -                          (124)
Goodwill on fresh start (9)                                               2,717                             -
                                                                  --------------------------------------------
Balance under US GAAP                                             $       2,717             $             220
                                                                  ============================================
Other assets
Balance under Canadian GAAP                                       $         106             $             586
Derivative instruments (2)                                                    -                            27
Minimum pension liability adjustment (5)                                      -                           446
Pension valuation allowance (5)                                               -                           144
                                                                  --------------------------------------------
Balance under US GAAP                                             $         106             $           1,203
                                                                  ============================================
Current portion of long-term debt
Balance under Canadian GAAP                                       $         239             $             173
Variable interest entity adjustment (8)                                      89                             -
                                                                  --------------------------------------------
Balance under US GAAP                                             $         328             $             173
                                                                  ============================================
Long-term and subordinated perpetual debt
Balance under Canadian GAAP                                       $       2,551             $             332
Aircraft lease adjustment  (3)                                                -                           241
Variable interest entity adjustment (8)                                   1,139
                                                                  --------------------------------------------
Balance under US GAAP                                             $       3,690             $             573
                                                                  ============================================
Convertible preferred shares
Balance under Canadian GAAP                                       $         127             $               -
Reclassification of preferred shares (7)                                   (127)                            -
                                                                  --------------------------------------------
Balance under US GAAP                                             $           -             $               -
                                                                  ============================================
Pension and other benefit liabilities
Balance under Canadian GAAP                                       $       2,368             $             964
Minimum pension liability adjustment (5)                                      -                           930
                                                                  --------------------------------------------
Balance under US GAAP                                             $       2,368             $           1,894
                                                                  ============================================
Other long-term liabilities
Balance under Canadian GAAP                                       $       1,280             $             679
Convertible preferred shares - embedded derivative (7)                      123                             -
                                                                  --------------------------------------------
Balance under US GAAP                                             $       1,403             $             679
                                                                  ============================================


Consolidated Statement of Financial Position
(unaudited)                                                     September 30, 2004         December 31, 2003
                                                                 Successor Company        Predecessor Company
Deferred credits
Balance under Canadian GAAP                                       $           -             $           1,364
Residual value guarantee adjustment (4)                                       -                           156
                                                               ----------------------------------------------
Balance under US GAAP                                             $           -             $           1,520
                                                               ==============================================

Minority Interest
Balance under Canadian GAAP                                       $           -             $               -
Variable interest entity adjustment (8)                                     210                             -
                                                               ----------------------------------------------
Balance under US GAAP                                             $         210             $               -
                                                               ==============================================

Temporary equity
Balance under Canadian GAAP                                       $           -             $               -
Reclassification of preferred shares (7)                                    121                           125
                                                               ----------------------------------------------
Balance under US GAAP                                             $         121             $             125
                                                               ==============================================

Shareholders equity
Balance under Canadian GAAP                                       $        (611)            $         (4,155)

Convertible debentures (7)                                                                               (25)
Reclassification of preferred shares (7)                                                                (125)
Current year income adjustments                                                                          214
Fresh start differences
     Convertible preferred shares (7)                                      (117)
     Variable interest entity adjustment (8)                               (212)
     Goodwill on fresh start (9)                                          2,717
Current year adjustments for comprehensive income
     Derivative instruments adjustment (2)                                                                12
     Minimum pension liability adjustment (5)                                                           (284)
Cumulative prior year adjustments for:
     Convertible debentures (7)                                                                            6
     CAIL equity accounting adjustment  (10)                                                            (124)
     Goodwill amortization adjustment (10)                                                                 9
     Aircraft introduction costs (1)                                                                     (21)
     Derivative instruments (2)                                                                          (27)
     Aircraft lease adjustment (3)                                                                       (89)
     Residual value guarantee adjustment (4)                                                            (222)
     Future income tax                                                                                   108
     Pension valuation allowance (5)                                                                      15
     Employee severance costs (10)                                                                      (173)
     Pre-operating costs (6)                                                                             (11)
Comprehensive income
     Minimum pension liability adjustment (5)                                                           (187)
     Derivative instruments (2)                                                                          (10)
                                                               -----------------------------------------------
Balance under US GAAP                                             $       1,777             $         (5,089)
                                                               ===============================================



Consolidated Statement of Cash Flow
(unaudited)

                                                                   Predecessor Company - Air Canada (note 1)
                                                                   -----------------------------------------
                                                                    Three Months Ended     Nine Months Ended
                                                                       September 30          September 30
                                                                   -------------------    -------------------
                                                                     2004         2003     2004          2003
                                                                  ---------   ---------   --------    ---------
Cash flows from (used for)

Operating  - Canadian GAAP                                        $     183   $      27   $    360    $     159

Addback: principal repayments on leases accounted for as owned
aircraft under US GAAP                                                    -           -          -            -
                                                                  ----------------------------------------------
Operating  - US GAAP                                                    183          27        360          159

Financing  - Canadian GAAP                                               65         (76)       253          125

Less: principal repayments on leases accounted for as owned
aircraft under US GAAP                                                    -           -          -            -

Financing  - US GAAP                                                     65         (76)       253          125

Investing                                                              (141)         21       (326)         (32)

Increase (decrease) in cash and cash equivalents                        107         (28)       287          252

Cash and cash equivalents, beginning of period                          850         838        670          558

Cash and cash equivalents transferred
  to the Successor Company                                             (957)          -       (957)           -
                                                                  ----------  ---------   ---------   ----------
Cash and cash equivalents, end of period                          $       -   $     810   $      -    $     810
                                                                  ==========  =========   =========   ==========


There are no GAAP differences on the consolidated statement of cash flow of the Successor Company on September 30, 2004


1.       Aircraft Introduction Costs
Under Canadian GAAP, aircraft introduction costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

2.       Derivative Financial Instruments
Prior to January 1, 2004, under Canadian GAAP, the nature and fair value of derivative instruments qualifying as hedges in accordance with Canadian GAAP at that time were disclosed. The Predecessor Company applied hedge accounting to derivative financial instruments and anticipated transactions identified as hedging items as explained in note 2 to the audited financial statements of Air Canada for the year ended December 31, 2003 for the period from January 1, 2003 to April 1, 2003. On April 1, 2003 as a result of the creditor protection proceedings, all derivative instruments were terminated by third parties with the exception of certain derivatives instruments related to operating lease commitments.

Effective in 2001 under US GAAP, all derivatives are recorded on the balance sheet at fair value. Opening adjustments are recorded as a cumulative adjustment to income for fair value hedges and as a cumulative adjustment to other comprehensive income for cash flow hedges. As opening January 1, 2001 cash flow hedges are settled, the amount recorded in other comprehensive income is allocated to income. Going forward, the Corporation has elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income. Further, under US GAAP, anticipated transactions may not be designated as hedges.

As described in note 4 to the unaudited interim consolidated financial statements of the Predecessor Company, effective January 1, 2004 under Canadian GAAP, the Predecessor Company records the fair value of derivative instruments that are not part of a designated hedging relationship, with changes in fair value recognized currently in income. The opening deferred credit related to the fair value adjustment of the Predecessor Company is amortized over the life of the related derivative instruments. Under US GAAP, this deferred credit is reversed to income.


3.       Lease Accounting
Under Canadian GAAP, certain of the Corporations aircraft leases are accounted for as operating leases. Under US GAAP, for periods prior to January 1, 2004, these aircraft would be accounted for as if they were owned, with the assets, liabilities, expenses and cash flows related to these aircraft reported as such in the Corporations financial statements. Effective with the adoption of FIN 46R Consolidation of Variable Interest Entities on January
1, 2004, the previous US GAAP guidance under EITF 96-21 that resulted in the consolidation of these entities has been nullified (see footnote 8).

4.       Residual Value Guarantees under Operating Leased Aircraft
Under Canadian GAAP, the portion of the gain on sale-leasebacks that includes a residual value guarantee is deferred until the end of the lease term for leases entered into after September 1999 whereas for US GAAP, the amount would be deferred until the end of the lease term for leases entered into after September 1986. Further under Canadian GAAP, the expected deficiency under a residual value guarantee is accrued over the remaining lease term irrespective of the end of lease term options for leases entered into after September 1999; however, under US GAAP, the accrual of an expected deficiency is required for leases entered into after September 1996.

5.       Employee Future Benefits
Under Canadian GAAP, a minimum pension liability is not recognized if the accumulated benefit obligation related to employee pensions exceeds the fair value of plans assets; however, a pension valuation allowance is required to limit the pension asset to the amount that can be realized in the future. Under US GAAP, a minimum pension liability has been recorded including the recognition of an intangible asset related to prior period services; however, a pension valuation allowance is not permitted.

6.       Pre-operating Costs
Under Canadian GAAP, eligible pre-operating costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

7.       Convertible Securities
Under Canadian GAAP, proceeds from the issue of convertible securities are split between their liability and equity components, resulting in a discount that is amortized to expense over the term of the security. In addition, under Canadian GAAP, the direct costs of issuing the securities are split with costs related to the liability component included in deferred charges and the costs related to the equity component netted against the equity component. Under US GAAP, the convertible securities issued by the Predecessor Company are treated as long-term debt in their entirety. Under US GAAP, the convertible preferred shares issued by the Successor Company contain an embedded derivative which has been reported separately as an other long-term liability at its fair value. The convertible preferred shares have been recorded at the proceeds received less direct costs of issuance and the fair value of the embedded derivative and included in temporary equity as the conditions of redemption are not solely within the control of the Successor Company.

As described in note 11 to the 2003 annual audited consolidated financial statements of the Predecessor Company, the Predecessor Company recorded a reorganization and restructuring charge of $19 in order to reflect the debenture balance at the anticipated claim amount. This charged is reversed under US GAAP as the convertible securities are treated as long-term debt in their entirety.

8.       FIN46R  Consolidation of Variable Interest Entities
On January 1, 2004, the Predecessor Company adopted the provisions of Interpretation No. 46R Consolidation of Variable Interest Entities ("FIN 46R"), issued by the Financial Accounting Standards Board. An entity is subject to FIN 46 and is called a variable interest entity ("VIE") if it has
(1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Air Canada entered into aircraft and engine lease transactions with several special purpose entities, referred to as VIEs under FIN46R. As a result of the adoption of FIN 46R, the Predecessor Company has consolidated leasing entities covering 47 aircraft and 22 engines accounted for as operating leases under Canadian GAAP. On initial adoption of FIN46R, the consolidation of VIEs where the Predecessor Company was the primary beneficiary for the period has resulted in the following changes to the consolidated statement of financial position under US GAAP:

Increase to Property and equipment                          $     1,561
Decrease to Deferred charges                                       (464)
Increase to Current portion of long-term debt                        53
Increase to Long-term debt                                        1,193
Increase to Non-controlling interest                                202
Decrease to Deferred credits                                       (297)
Cumulative effect of change in accounting policy            $       (54)

The following disclosure relates to the arrangements in existence in the VIEs; consolidation of these VIEs under FIN46R does not alter the underlying contractual arrangements between Air Canada, as lessee and the VIE, as lessor. The long-term debt in the VIEs has maturities ranging from 2007 to 2017 at interest rates ranging from 3.0-8.7%. The aircraft are charged as collateral against the debt by the owners thereof. The creditors under these leasing arrangements have recourse to Air Canada, as lessee, in the event of default or early termination of the lease and in certain other circumstances. The events of default are customary in aircraft lease arrangements.

Principal repayment requirements on aircraft and engine debt consolidated under FIN46 through to 2009 are as follows:


                            Remainder 2004  2005  2006  2007  2008  2009
                            ---------------------------------------------

Total payments                         37    173   157   196   196   117
Less applied to interest               28     89   118   114   107    99
                            ---------------------------------------------
Principal reduction                     9     84    39    82    89    18


These commitments, under Canadian GAAP, are included as operating lease commitments (note 13).

Air Canada participates in fuel facilities arrangement, along with other airlines that contract for fuel services at various airports. The Fuel Facilities Corporations in Canada are not-for-profit organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

Under FIN46R, where Air Canada uses more than 50% of the services, based on the cost sharing formulas, of the Fuel Facilities Corporation it is deemed to be the primary beneficiary. As a result Air Canada has consolidated three Fuel Facilities Corporations, resulting in an opening January 1, 2004 increase to property and equipment of $67, long term debt of $47, minority interest of $8 and a cumulative effect of a change in accounting policy of $12. The long-term debt has an average stated interest rate of 5%, with varying maturities.

The remaining five fuel facilities in Canada that are not consolidated have aviation facilities assets recorded of $103 and debt of $90, which is Successor Companys maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Successor Company views this loss potential as remote.

For entities consolidated under FIN46, depreciation expense of $66 and interest expense of $87 was recorded for the nine months ended September 20, 2004 ($22 and $29 for the three months ended September 30, 2004, respectively).

9.       Fresh Start Reporting
Under Canadian GAAP, the effects of the fresh start reporting adjustments, including the settlement of the compromised debt, are accounted for as a capital transaction and recorded within shareholders equity. Under US GAAP, the effect of the fresh start reporting adjustments, including the settlement of the compromised debt, are reflected in the income statement. See item 12 c) below for additional disclosures regarding fresh start reporting.

Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Successor as a whole over the fair value of the net identifiable assets (goodwill) is not permitted to be recorded under Canadian GAAP. Under US GAAP, the reorganization value is allocated to the assets in conformity with the procedures used for business combinations; liabilities are recorded at present values and deferred taxes in conformity with GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Successor. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if an event occurs or circumstances change that would more likely than not reduce of the fair value of the respective reporting unit below the carrying amount.

10.       Goodwill Amortization and Employee Severance Costs
Under Canadian GAAP, for business combinations prior to January 1, 2003, liabilities assumed on the purchase of a business may include benefits to be paid to employees for their voluntary termination provided certain criteria are met. The treatment of these costs as an assumed liability results in an increase in goodwill recognized on the acquisition. Under US GAAP, a liability and expense for such benefits is required to be expensed by the acquirer in the period employees accept the offer rather than as an adjustment of goodwill. For periods subsequent to January 1, 2001, there is no GAAP difference related to the statement of operations as goodwill is no longer amortized for both Canadian and US GAAP.

Under Canadian GAAP, investments accounted for by the cost method are not restated retroactively to the equity method when the investor acquires control of the business and thus consolidates the investment. US GAAP requires this restatement. As a result of the retroactive application of the equity method under US GAAP in 2000, goodwill reported for the acquisition under Canadian GAAP differs from that reported for US GAAP.

11.       Comprehensive Income
Under US GAAP, comprehensive income must be reported whichis defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Cumulative other comprehensive income (loss) as at September 30, 2004 is nil, as a result of fresh start reporting (December 31, 2003 was $(489)). For the periods presented, under Canadian GAAP, the Predecessor and the Successor were not permitted to use the concept of comprehensive income.


12.       Supplementary Information under US GAAP
In the opinion of management, the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP and the US GAAP information included in this schedule reflect adjustments, consisting of normal recurring accruals, except for adjustments referred to above under FIN 46R Consolidation of Variable Interest Entities and Fresh Start Reporting, which are necessary to present fairly the Successor and Predecessor Companies financial position, results of operations and cash flows for the periods indicated.

a)       Earnings per Share
The following table outlines the calculation of basic and diluted loss per share under US GAAP (in million, except per share amounts):


                                                                 PREDECESSOR COMPANY - AIR CANADA (NOTE 1)
                                                     ----------------------------------------------------------------------
                                                            THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                               SEPTEMBER 30                        SEPTEMBER 30
                                                     ----------------------------------  ----------------------------------
Numerator:                                                2004              2003              2004              2003
                                                     ----------------  ----------------  ----------------  ----------------
   Numerator for basic earnings per share:
      Income (loss)                                       $    5,497        $    (133)         $   4,600        $    (893)
      Settlement of convertible debentures                       125                                 125
                                                     ----------------  ----------------  ----------------  ----------------
      Adjusted numerator for income (loss) per
      share                                                    5,622             (133)             4,725             (893)
   Effect of potential dilutive securities:
      After tax income from convertible
      subordinated debentures                                      -                 -                 -                3
   Add back anti-dilutive impact                                   -                                                   (3)
                                                     ----------------  ----------------  ----------------  ----------------
Adjusted income (loss) for diluted earnings per           $   11,244        $    (266)         $   9,450        $  (1,786)
share
                                                     ----------------  ----------------  ----------------  ----------------
Denominator:
   Denominator for basic earnings per share:
      Weighted-average shares                                    120               120               120              120
                                                     ----------------  ----------------  ----------------  ----------------
      Effect of potential dilutive securities:
        Class A non-voting preferred shares                       10                10                10               10
        Convertible subordinated debentures                        9                 9                 9                9
                                                                  19                19                19               19
      Add back anti-dilutive impact
                                                                   -               (19)                -              (19)
                                                     ----------------  ----------------  ----------------  ----------------
Denominator for diluted earnings per share:
   Adjusted weighted-average shares
                                                                 139               120               139              120
                                                     ----------------  ----------------  ----------------  ----------------
Basic earnings (loss) per share                           $    46.85        $   (1.11)         $   39.38        $   (7.44)
                                                     ----------------  ----------------  ----------------  ----------------
Diluted earnings (loss) per share                         $    40.45        $   (1.11)         $   33.99        $   (7.44)
                                                     ----------------  ----------------  ----------------  ----------------


Income (loss) per share before cumulative effect of       $    46.85        $   (1.11)         $   39.73        $   (7.44)
change in accounting principle
Impact of cumulative effect of change in
accounting principle                                               -                 -             (0.35)               -
                                                     ----------------------------------------------------------------------
Income (loss) per share                                   $    46.85        $   (1.11)         $   39.38        $   (7.44)

Income (loss) per share, assuming dilution, before        $    40.45        $   (1.11)         $   34.29        $   (7.44)
cumulative effect of change in accounting principle
Impact of cumulative effect of change in
accounting principle                                               -                 -             (0.30)               -
                                                     ----------------------------------------------------------------------
Income (loss) per share, assuming dilution                $    40.45        $   (1.11)         $   33.99        $   (7.44)


For all periods presented above, approximately 9 million potential dilutive shares were not included in the calculation of diluted earnings per share. These potential dilutive securities were excluded because the exercise price of the stock options was greater than the average trading value of the shares.

b)       Pension and Other Benefit Plans

The components of US GAAP net periodic cost of defined benefit plans include the following (in millions):


                                                                  Three Months Ended September 30
                                                            Pension Benefits            Other Benefits
                                                           2004          2003         2004          2003
                                                       ------------- ------------- ------------ -------------
Service cost                                           $ 46          $ 42          $ 23         $ 19

Interest cost                                           143           155            13           11

Expected return on plan assets                         (160)         (160)            -            -

Amortization of prior service cost                       22            24             4            1

Amortization of net transition obligation                (3)           (5)            -            -

Amortization of experience (gains) losses                 5             6             8            2
                                                       ------------- ------------- ------------ -------------
                                                       $ 53          $ 62          $ 48         $ 33
                                                       ============= ============= ============ =============


                                                                  Nine Months Ended September 30
                                                            Pension Benefits            Other Benefits
                                                           2004          2003         2004          2003
                                                       ------------- ------------- ------------ -------------
Service cost                                           $136          $124          $ 71         $ 57

Interest cost                                           466           466            40           34

Expected return on plan assets                         (485)         (480)            -            -

Amortization of prior service cost                       67            72             5            4

Amortization of net transition obligation                (6)          (16)            -            -

Amortization of experience (gains) losses                30            18            11            6
                                                       ------------- ------------- ------------ -------------
                                                       $208          $184          $127         $101
                                                       ============= ============= ============ =============


As of September 30, 2004 the Predecessor Company had contributed $129 to its defined benefit pension plans. The Successor Company expects to contribute an additional $79 during the remainder of 2004.

c)       Fresh start reporting

Note 5 of the interim unaudited consolidated financial statements describes the impact of fresh start reporting under Canadian GAAP.

For US GAAP, it was determined that the Successor Companys reorganization value was $12,775. The reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The reorganization value does not include proceeds received from new investors outlined in Note 2 of the interim unaudited consolidated financial statements. The reorganization value was determined with the assistance of financial advisors and after taking into account financial projections of the Company.

The fair values of the assets and liabilities of the Successor Company have been based on Managements best estimates as of September 30, 2004. The determination of the fair values of the assets and liabilities of the Successor Company has not been finalized as at the date of preparing the interim unaudited consolidated balance sheet information under US GAAP. The Successor Company is continuing to finalize its valuation of assets and liabilities, primarily property and equipment, intangible assets, employee future benefit arrangements and certain other long-term debt and asset retirement obligations. Management expects to complete this valuation by the date the financial statements of the Successor Company are prepared for the period ended December 31, 2004. Any adjustments will be made to the balance sheet as of September 30, 2004. The determination of fair values involves certain estimates and assumptions which are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the consolidated balance sheet of ACE as at September 30, 2004 will be realized, and actual results could vary materially.

The effect of the Plan and other transactions on the Predecessor Companys consolidated balance sheet, as of September 30, 2004, is outlined in the table below and consists of the following components:

    o    Plan of Arrangement:
         Extinguishment of compromised liabilities of approximately $7,990 by the issuance of common shares of the Successor Company with a value of $925, resulting in a gain on extinguishment of debt in the amount $7,065 included in the statement of operations under US GAAP.

         Certain preferred shares with a carrying value of $125 were settled for a nominal amount resulting in a gain of $125 included as a credit to deficit.

         Exchange of the existing common shares of the Predecessor for new common stock of the Successor resulting in a reduction of common stock by $817 and an increase in contributed surplus by $817.

    o    Financing and Other Post-Emergence Transactions:
         The Rights Offering and Standby Purchase Agreement generated net proceeds of $852 in exchange for share capital. The Investment Agreement provided net cash proceeds of $238. As the convertible preferred shares include an embedded derivatives, $123 was included in liabilities and $121 in temporary equity, with a deferred charge of $6 recorded related to the fees on the embedded derivative. Additional funds were received under the Exit Facility as described under the Global Restructuring Agreement providing cash of $227, net of costs of $13. Implementation of components of the Global Restructuring Agreement (other than the Exit Financing) resulting in a net cash outlay of $323, issuance of additional debt amounting to $63, acquisition of aircraft for $64 and settlement of certain obligations related to leases totaling $334. In addition, fees to the Corporations advisors of $12 were paid on emergence.

    o    Fresh Start Reporting:
         Fresh start adjustments were recorded to reflect the fair values of assets and liabilities and the elimination of the contributed surplus and deficit.


US GAAP
                                            Air Canada
                                            Predecessor                                                          ACE Successor
                                             Company -                      Equity and Other                       Company -
                                           September 30,      Plan of          Financing         Fresh Start      September 30,
                                               2004         Arrangement       Transactions        Reporting           2004
                                         ----------------------------------------------------------------------------------------
                                          (unaudited)       (unaudited)      (unaudited)         (unaudited)        (unaudited)
ASSETS

Current assets
   Cash and cash equivalents                 $      957         $       -              227           $       -        $     1,939

                                                                                       238

                                                                                      (335)

                                                                                       852
   Restricted cash                                   62                 -                -                   -                 62
   Accounts receivable                              732                 -                -                   -                732
   Spare parts, materials and supplies              190                 -                -                  12                202
   Prepaid expenses                                 129                 -                -                  11                140
                                         ---------------   ---------------   --------------     ---------------    --------------

                                                  2,070                 -              982                  23              3,075


Property and equipment                            5,369                 -               64                (542)             4,891

Deferred charges                                  2,692                 -               19              (2,600)               111

Goodwill                                            220                 -                -               2,497              2,717

Intangible assets                                   158                 -                -               1,717              1,875

Other assets                                      1,059                 -                -                (953)               106
                                         ---------------   ---------------   --------------     ---------------    ---------------



TOTAL ASSETS                                $    11,568         $       -      $     1,065          $      142        $    12,775
                                         ---------------   ---------------   --------------     ---------------    --------------

LIABILITIES

Liabilities not subject to compromise

  Current liabilities


   Accounts payable and accrued             $     1,288         $       -        $       -          $       27        $     1,315
   liabilities


   Advance ticket sales                             861                 -                -                 268              1,129
   Current portion of long-term debt
   and capital lease obligations                    558                 -                -                (230)               328
                                         ---------------   ---------------   --------------     ---------------    --------------

                                                  2,707                 -                -                  65              2,772

  Long-term debt and capital lease
obligations                                       2,578                 -              303                 809              3,690
  Future income taxes
                                                      8                 -                -                 426                434
  Pension and other benefit
liabilities                                       2,036                                                    332              2,368
  Other long-term liabilities                       776                 -              123                 504              1,403
  Minority interest                                 210                                                      -                210
  Deferred credits                                1,192                 -             (334)               (858)                 -
                                         ---------------   ---------------   --------------     ---------------    ---------------
                                                  9,507                 -               92               1,278             10,877

Liabilities subject to compromise                 7,990           (7,990)                -                   -                  -

                                         ---------------   ---------------   --------------     ---------------    ---------------

                                                 17,497           (7,990)               92               1,278             10,877
                                         ---------------   ---------------   --------------     ---------------    ---------------

  Temporary equity                                  125             (125)              121                   -                121

SHAREHOLDERS'  EQUITY

Share capital and other equity                      817               108              852                   -              1,777


Contributed surplus                                  25               942                -               (967)                  -

                                                                                                                                -
Deficit                                         (6,405)             7,065                                (660)                  -
Other Comprehensive Loss                          (491)                                                   491
                                         ---------------   ---------------   --------------     ---------------    --------------

                                                (6,054)             8,115              852             (1,136)              1,777
                                         ---------------   ---------------   --------------     ---------------    --------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                      $    11,568         $       -      $     1,065          $      142        $    12,775
                                         ---------------   ---------------   --------------     ---------------    --------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ACE Aviation Holdings Inc.
                                           ----------------------------------
                                                       (Registrant)


Date:   November 30, 2004                  By:  /s/ Johanne Drapeau
        -------------------                     -----------------------------
                                                Name:  Johanne Drapeau
                                                Title: Corporate Secretary